Exhibit 1

PERION REVENUES NEARLY DOUBLE AND NON GAAP NET INCOME UP 85%
IN SECOND QUARTER OF 2013

Tel Aviv and Seattle – August 12, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced financial results for the second quarter and six months ended June 30, 2013.

Q2 2013 non-GAAP Financial Highlights Include:

•	Quarterly revenues increased 99% year-over-year reaching $24.4 million;

•	EBITDA increased 61% year-over-year to $4.3 million;

•	Net income increased 85% year-over-year, reaching $3.4 million, or 14% of revenues;

•	Earnings Per Share was $0.26; and

•	GAAP Cash flow from operations was $6.8 million.

First Six Months 2013 non-GAAP Financial Highlights Include:

•	Year-to-date revenues increased 121% year-over-year to $52.0 million;

•	EBITDA increased 131% year-over-year to $12.2 million;

•	Net income increased 129%, reaching $9.2 million, or 18% of revenues;

•	Earnings Per Share was $0.71; and

•	GAAP Cash flow from operations was $14.3 million.

Josef Mandelbaum, Perion’s CEO commented: “We had strong results in the second quarter and a record first half of 2013. We nearly doubled revenues and profits in the second quarter compared to last year and generated $6.8 million in cash flow from operations. In the first half of the year we also signed a renewal with Google and two new search agreements with Bing and Ask.com. In addition, earlier today we announced a partnership with Yahoo!, and I am also pleased to announce today that we have signed and launched a search distribution partnership with Conduit, expanding our search partners to five.”

“In the past seven months we have significantly diversified and strengthened our search business,” concluded Mr. Mandelbaum. “However, the implementation of these partnerships has taken longer than we expected, dampening our second quarter results and pushing revenue expected in the third quarter into the fourth quarter of the year. With implementation of these partnerships now well underway and the new product launch of Guardius, in addition to our other products, we are well positioned for future growth in the fourth quarter and leading into 2014.”

Non-GAAP Financial Comparison for the First Six Months and Second Quarter of 2013:

Revenue: In the second quarter of 2013, revenues reached $24.4 million, nearly double the $12.3 million of revenues in the second quarter of 2012. This increase was attributable to a 183% year over year increase in search generated revenues, while other revenues increased 6%. The increase in search revenues was achieved while diversifying our search partners, with only 51% of our search generated revenues coming directly from Google in the second quarter. We continue to diversify our search relationships and expect to see this trend progress in the coming quarters.

In the first six months of 2013 revenues were $52.0 million, increasing 121% from the $23.6 million recorded in the same period in 2012. This too was primarily as a result of our more than tripling search generated revenues and increasing other revenues by 17%.  The increase in search generated revenues was due to both organic growth and our acquisition of SweetPacks in November 2012. Growth in other revenues was attributable to other advertising revenues, while the growth in product sales was primarily reflected in a 13% increase in Deferred Revenues on our Balance Sheet.

Gross Profits: As a result of the increase in revenues, in the second quarter of 2013 gross profit doubled as well, and was $23.3 million, or 95% of sales, compared to $11.5 million, or 93% of sales in the second quarter of 2012. Gross profit in the first half of 2013 was $49.7 million, or 95% of revenues, increasing 126% compared to $22.0 million, or 93% of revenues in the first half of 2012.

Customer Acquisition Costs (“CAC”): In the second quarter of 2013, CAC was $12.5 million, more than triple the $3.9 million spent in the second quarter of 2012. In the first half of 2013, Perion invested $23.9 million in CAC, more than three-fold the $6.5 million invested in the first half of 2012. The increase in CAC was lower than initially planned for this period, as the company was adapting its acquisition strategy to its new partners.  We expect this transition to continue in the third quarter, and then CAC will increase significantly in the fourth quarter, powering our growth in the latter part of this year and into 2014.

EBITDA: In the second quarter of 2013, EBITDA was $4.3 million, increasing 61% compared to $2.7 million in the second quarter of 2012, despite the $8.6 million increase in CAC. In the first half of 2013 EBITDA was $12.2 million, increasing 131%, compared to $5.3 million in the first half of 2012.

Net Income: In the second quarter of 2013, net income was $3.4 million or $0.26 per share, compared to $1.8 million, or $0.18 per share in the second quarter of 2012. In the first half of 2013 net income was $9.2 million, or $0.71 per share, compared to $4.0 million, or $0.40 per share, in the first half of 2012.

Cash Flow from Operations: Based on U.S. GAAP, in the first half of 2013, cash flow from operations was $14.3 million, compared to $2.5 million in the first half of 2012.  Cash flow from operations in the first half of 2013 was primarily due to our $3.7 million in GAAP net income, in addition to non-cash amortization and accretion expenses of $6.6 million, as well as realizing $4.0 million of other working capital.

Financial Outlook

Given current industry trends, management has decided to provide an outlook for the third quarter of 2013. The Company expects third quarter revenues to be between $20 million and $22 million, reflecting 30% year over year growth and EBITDA to be between $4.5 million and $5.5 million, reflecting a 32% increase year over year. At this time, management remains optimistic that it can achieve its full year guidance.

Conference Call

Perion will host a conference call to discuss the results today, August 12th at 10 a.m. EST (5 p.m. Israel Time). Details are as follows:
•	Dial-in number from within the United States: 1-888-427-9376
•	Dial-in number from Israel: 180-924-5906
•	Dial-in number (other international): 1-719-785-1753
•	Playback, available until August 19, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 2633918 for the replay.
•	A live webcast is accessible at http://www.perion.com/events-presentations.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements,  or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues:

Search	$18,137	$6,398	$38,446	$11,950

Product and Other	6,290	5,907	13,559	11,611

Total revenues	$24,427	$12,305	$52,005	$23,561

Gross Profit	$23,304	$11,494	$49,656	$21,986

EBITDA	$4,255	$2,650	$12,157	$5,267

Net Income	$3,402	$1,840	$9,186	$4,016

Diluted EPS	$0.26	$0.18	$0.71	$0.40

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenues:
Search	$18,137	$6,398	$38,446	$11,950
Product and Other	6,290	5,585	13,559	10,692
Total revenues	24,427	11,983	52,005	22,642
Cost of revenues	2,981	1,064	6,069	2,087
Gross profit	21,446	10,919	45,936	20,555
Operating expenses:
Research and development, net	2,922	2,464	6,293	5,147
Selling and marketing	2,558	1,543	5,342	3,224
Customer acquisition costs	12,516	3,925	23,881	6,538
General and administrative	2,066	1,524	4,284	3,515
Total operating expenses	20,062	9,456	39,800	18,424
Operating income	1,384	1,463	6,136	2,131
Financial expense, net	347	248	801	196
Income before taxes on income	1,037	1,215	5,335	1,935
Taxes on income	195	337	1,604	687
Net income	$842	$878	$3,731	$1,248

Basic earnings per share	$0.07	$0.09	$0.31	$0.13
Diluted earnings per share	$0.06	$0.09	$0.29	$0.12

Basic weighted number of shares	12,274	9,984	12,181	9,950
Diluted weighted number of shares	13,030	10,022	12,935	10,015

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
GAAP revenues	$24,427	$11,983	$52,005	$22,642
Valuation adjustment on acquired deferred product revenues	-	322	-	919
Non-GAAP revenues	$24,427	$12,305	$52,005	$23,561

GAAP gross profit	$21,446	$10,919	$45,936	$20,555
Valuation adjustment on acquired deferred product revenues	-	322	-	919
Share based compensation	1	3	5	12
Amortization of acquired intangible assets	1,857	250	3,715	500
Non-GAAP gross profit	$23,304	$11,494	$49,656	$21,986

GAAP operating expenses	$20,062	$9,456	$39,800	$18,424
Acquisition related expenses	-	-	-	313
Share based compensation	178	178	724	529
Amortization of acquired intangible assets	486	209	949	419
Non-GAAP operating expenses	$19,398	$9,069	$38,127	$17,163

GAAP operating income	$1,384	$1,463	$6,136	$2,131
Valuation adjustment on acquired deferred product revenues	-	322	-	919
Acquisition related expenses	-	-	-	313
Share based compensation	179	181	729	541
Amortization of acquired intangible assets	2,343	459	4,664	919
Operating income adjustments	2,522	962	5,393	2,692
Non-GAAP operating income	$3,906	$2,425	$11,529	$4,823

GAAP net income	$842	$878	$3,731	$1,248
Operating income adjustments	2,522	962	5,393	2,692
Accretion of payment obligation related to acquisitions	283	-	550	76
Taxes on amortization of acquired intangible assets	(245)	-	(488)	-
Non-GAAP net income	$3,402	$1,840	$9,186	$4,016

GAAP diluted earnings per share	$0.06	$0.09	$0.29	$0.12

Non-GAAP diluted earnings per share	$0.26	$0.18	$0.71	$0.40

Shares used in computing US GAAP and Non-GAAP diluted earnings per share	13,030	10,022	12,935	10,015

Non-GAAP net income	$3,402	$1,840	$9,186	$4,016
Income tax expense	195	337	1,604	687
Taxes on amortization of acquired intangible assets	245	-	488	-
Interest expense, net	64	248	251	120
Depreciation and amortization	349	225	628	444
Non-GAAP EBITDA	$4,255	$2,650	$12,157	$5,267

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,385	$21,762
Trade receivables	8,893	10,246
Restricted cash	10,260	10,260
Other receivables and prepaid expenses	4,334	5,424
Total current assets	53,872	47,692

LONG-TERM ASSETS:
Property and equipment, net	1,492	1,522
Goodwill and other intangible assets, net	69,166	72,730
Other assets	1,424	1,215
Total long-term assets	72,082	75,467
Total assets	$125,954	$123,159

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$2,300
Trade payables	8,224	9,560
Deferred revenues	5,360	5,132
Payment obligation related to acquisitions	17,694	20,317
Accrued expenses and other liabilities	17,771	14,679
Total current liabilities	51,349	51,988

LONG-TERM LIABILITIES:
Long-term debt	5,400	6,550
Contingent purchase consideration	6,541	6,078
Other long-term liabilities	3,472	3,833
Total long-term liabilities	15,413	16,461

SHAREHOLDERS' EQUITY	59,192	54,710
Total liabilities and shareholders' equity	$125,954	$123,159

PERION NETWORK LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Six months ended June 30,
	2013	2012
Operating activities:
Net income	$3,731	$1,248
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,292	1,363
Stock based compensation expense	729	541
Accretion of payment obligation related to acquisition	550	389
Net change in operating assets and liabilities	4,030	(1,038)
Net cash provided by operating activities	14,332	2,503

Investing activities:
Purchase of property and equipment	(364)	(361)
Restricted cash	(167)	-
Payment in connection with acquisition	(2,710)	-
Capitalization of software development and content costs	(1,319)	(447)
Acquisition of subsidiary	-	(6,626)
Net cash used in investing activities	(4,560)	(7,434)

Financing activities:
Exercise of share options	1	1
Proceeds from (payment of) long-term loans	(1,150)	10,000
Net cash provided by (used in) financing activities	(1,149)	10,001
Net increase in cash and cash equivalents	8,623	5,070
Cash and cash equivalents at beginning of period	21,762	11,260
Cash and cash equivalents at end of period	$30,385	$16,330

Supplemental disclosure of non-cash investing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	$19	$23